UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No.: 0-6508

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 29, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full Name of Registrant:	IEC Electronics Corp.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	105 Norton Street

City, State and Zip Code:	Newark, New York 14513

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III
NARRATIVE

IEC Electronics Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2013 (the “Q2-2013 Form 10-Q”) without unreasonable effort or expense due to the circumstances described below.

As reported in its Current Report on Form 8-K filed by the Company on May 1, 2013 (the “Restatement 8-K”), on April 25, 2013 the Audit Committee of the Company’s Board of Directors concluded that the previously issued financial statements covering the Company’s fiscal year ended September 30, 2012 (“FY 2012”), as included in the Company’s Annual Report on Form 10-K for FY 2012, as well as the unaudited interim consolidated financial statements for the fiscal quarter and year-to-date periods ended December 30, 2011 (“Q1-2012”), March 30, 2012 (“Q2-2012”), June 29, 2012 (“Q3-2012”) and December 28, 2012 (“Q1-2013”), as included in the Company’s Quarterly Reports on Form 10-Q for Q1-2012, Q2-2012, Q3-2012 and Q1-2013, require restatement.

The restatements reflect corrections of an error in accounting for work-in-process inventory at one of the Company’s subsidiaries, Southern California Braiding, Inc., resulting in an aggregate understatement of Cost of Sales and an aggregate overstatement of Gross Profit during all restated periods of approximately $2.2 million. A more detailed description of the impact of the restatement on the Company’s consolidated financial statements for the restated periods is set forth in the Restatement 8-K. The same error was made during the Company’s fiscal year ended September 30, 2011 (“FY 2011”), and the quarterly periods ended during FY 2011, but did not have a material impact on the Company’s consolidated financial statements for that fiscal year or any interim period during that fiscal year. The immaterial cumulative effect of the FY 2011 error will be included in the restated results for Q1-2012, and correspondingly in the restated results for the full FY 2012.

The Company intends to correct the effect of the accounting errors on previously issued financial statements by (i) amending its Annual Report on Form 10-K for FY 2012 to restate the Company’s consolidated financial statements for FY 2012 as well as for Q1-2012, Q2-2012 and Q3-2012 (the “Interim 2012 Statement Periods”), and the fourth quarter of FY 2012 (“Q4-2012”), and (ii) amending its Quarterly Report on Form 10-Q for Q1-2013 to restate the Company’s consolidated financial statements for Q1-2013. As reported in the Restatement 8-K, the Company has determined not to amend its quarterly reports on Form 10-Q for the Interim 2012 Statement Periods. Accordingly, the Company cautions investors that certain information contained in the Quarterly Reports on Form 10-Q previously filed for the Interim 2012 Statement Periods, specifically the consolidated financial statements contained in those reports and the information derived therefrom, should no longer be relied upon. A footnote to the restated FY 2012 consolidated financial statements to be contained in the amended Form 10-K for FY 2012 will address the impact of the accounting error in each of the Interim 2012 Statement Periods as well as Q4-2012.

The Company is engaged in an effort to restate the financial statements referred to above. Until this effort is completed, the Company will not be able to complete the financial statements to be included in the Q2-2013 Form 10-Q and will not be in a position to enable its independent registered public accounting firm to complete their financial statement review. Moreover, the Company’s disclosures regarding disclosure controls and procedures to be included in the Q2-2013 Form 10-Q are, to some extent, dependent upon assessments related to the restatement effort. Despite the extensive commitment of time and efforts by the Company’s management and financial staff, as well as ongoing communications with, and review of information by, the Company’s independent registered public accounting firm, the Company has been unable to complete the formidable tasks described above prior to the deadline for filing its Q2-2013 Form 10-Q. The Company intends to file the Q2-2013 Form 10-Q on or before May 20, 2013, in accordance with Rules 12b-25 and 0-3 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Vincent A. Leo	(315)	332-4308
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A discussion of the impact of the restatement described above is set forth in Item 4.02 of the Restatement 8-K and is incorporated by reference herein.

IEC ELECTRONICS CORP.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2013	By:	/s/ Vincent A. Leo
Vincent A. Leo Chief Financial Officer